

May 15, 2013

<u>Via E-mail</u>
John F. Prim
Chief Executive Officer
Jack Henry & Associates, Inc.
663 Highway 60
P.O. Box 807
Monett, MO 65708

      Re: **Jack Henry & Associates, Inc.**
               Form 10-K for the Fiscal Year Ended June 30, 2012
               Filed August 27, 2012
               File No. 000-14112

Dear Mr. Prim:

We have reviewed your letter dated April 19, 2013 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 9, 2013.

Form 10-K for the Fiscal Year Ended June 30, 2012

Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Computer Software Development, page 40

1. We note your response to prior comment 2. Please address the portion of our comment asking you to explain how the commercial software product amortization expense is classified in your consolidated statements of operations. In this regard, tell us the amount

of amortization expense allocated to cost of licenses, cost of support and service and cost of hardware for each period presented. Your response should explain your basis for the classification within cost of sales since the majority of the amortization expense appears to be classified as cost of support and service.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief